Invest in My Divorce Party - The Movie

Comedy feature about lifelong female friends helping their BFF through divorce!



COLABPRODUCTIONS.ORG LOS ANGELES CA

Entertainment | Adventure | Art | Leisure | Female Founder

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Why you may want to invest in us...

1. Our team has 40+ combined years of producing experience!
2. Our producers' films have premiered at Sundance, SXSW, Tribeca, Aspen, Outfest, ITVFest, and more!
3. Writer/Director Heidi Weitzer was a 2018 Stowe Story Labs Fellow and 2018 Final Draft Semi-Finalist.
4. Desiree Staples and Sam Fox's "Circus Person" won the Nashville Film Fest Audience Award in 2020.
5. Our cinematographer Diana Matos's work was featured in Golden Globe winning feature "The Farewell."
6. Heidi Weitzer won the LA Comedy Fest Original Pilot Competition in 2018.
7. This film is written by, directed by, produced by, and stars all women-identifying filmmakers.

Our team



Desiree Staples
Executive Producer - Divorce Party: The Movie
One of the Producers of "Take Me To Tarzana." Producer of episodic short film selected in Tribeca Film Festival's N.O.W. Showcase 2020. Desiree has acted in multiple award wining and distributed projects, and is a respected actress in the Industry.



Sam Fox
Executive Producer - My Divorce Party: The Movie
Sam is one of the Producers of the episodic short Circus Person that was selected by Tribeca's N.O.W. Showcase 2020. she co-wrote, produced and starred in "Wowzers" which is available on Amazon Prime. Sam's acting credits include "We Bought A Zoo."



Heidi Weitzer
Director/Producer/Executive Producer
Heidi's feature script 'MARTHA' a biopic about Martha Stewart, is currently in the top ten on www.blcklst.com. Heidi was a 2018 Final Draft Big Break Semi-Finalist She won the LA Comedy Fest Original Pilot Competition in November of 2018.





Adrienne Childress
Producer
Adrienne Childress is a producer with experience in feature, short form, documentary, and branded content. Formerly manager of AFI's Directing Workshop for Women, her primary focus is elevating the work of unrepresented filmmakers.



Geenah Krisht
Producer
Geenah is a producer with experience in commercial, music video, short, and feature film production. She was a production manager and producer on feature film 1985 which premiered at SXSW and sold to Wolfe Releasing.



Tehana Weeks
Associate Producer
Tehana is an actor, artist, entertainer and business professional who serves, uplifts, inspires, and empowers people to make our communities, societies, and world better. She is a graduate of the Carnegie Mellon University Tepper School of Business.

MY DIVORCE PARTY - The Movie


MY
DIVORCE
Party
COMING SOON

Logline: Future divorcee, Xan gathers her closest friends in Joshua Tree to celebrate (or more appropriately sulk in) her impending split. Chaos ensues when she reveals she brought her divorce settlement money to the party with the intention of blowing or burning it all by the weekend's end.

Synopsis: On the eve of finalizing Alexandra 'Xan' Lynch's divorce, she decides to gather her closest comrades in Joshua Tree to relax, celebrate, and more appropriately, sulk. The gang arrives at their less than tranquil lodging, an RV park in the middle of nowhere (no, it isn't a 'low-key' chic one). They meet their neighbors Ezekiel, a pansexual hick, and Amara, and an Instagram bohemian hippie (neither are low-key chic either). That evening, Xan drunkenly spirals out of control. She pulls out a bag and begins taking out large amounts of money, throwing it into the fire. Her equally inebriated friends quickly get over their shock and confusion to stop her from burning her entire life savings. She reveals half of will be going to her cheating husband come Monday in their divorce settlement. Lines are soon drawn as every friend has a different opinion on what Xan should do with the money.

Samantha, always practical, wants her to invest in a conservative long-term mutual fund. Jasmine, three years in recovery, wants her to selflessly donate all of the money to different women's shelters and nature preserves. Isabella (who is trying to hide her own recent engagement) thinks Xan should use it for her own self-care and Wendy, every group needs a wildcard, just wants her to piss it all away on strippers and drugs. Xan decides to split the cash evenly between each of her friends, with only one caveat: they must spend it all this weekend. They each get to live out their ideal way of helping their friend through this heartbreak. As they spend their way through Joshua Tree the group learns that maybe Xan is not owning up to the whole story and tensions begin to rise. As Xan and her friends' tensions come to a head, Ezekiel and Amara plot to steal the rest of Xan's savings. Luckily, like Ezekiel and Amara, the plot wasn't too deep and the gang quickly sabotages them. Although they were able to band together and dupe the couple's scam, the damage Xan has done to her friends is irreversible. Xan's only goal now is to get the few relationships that matter back on track.

Comparable Films:

Divorce Party is a female-driven, fresh, exciting, and hilarious feature film in the same spirit of BRIDESMAIDS, GIRLS TRIP, BOOKSMART, RAISING ARIZONA, ROUGH NIGHT, and more! We think this story is extremely marketable to all women, and our goal is this film be not only relatable to millenials and Gen-X, but women of all ages!


BRIDES
MAIDS
OFFICIAL TRAILER
GIRLS TRIP
Getting Straight A's. Giving Zero F's.
booksmart
SUMMER
RAISING
ARIZONA

Our Team Has 40+ Years of Producing Experience:

DIRECTOR, WRITER, EXECUTIVE PRODUCER- HEIDI WEITZER:



HEIDI WEITZER BIO: Heidi Weitzer is a writer and director living in Los Angeles. Her script MARTHA about Martha Stewart is currently trending on the blcklst.com and her script THE MARGIN OF PRIDE has been optioned for production to begin in fall of 2021. Heidi wrote and directed a 6-episode digital series, DARCY ON HOUSE ARREST which has screened at the LA Comedy Film Festival, Chicago Comedy Film Festival, The Portland Comedy Film Festival, and the NYC Web Fest in 2019 where Heidi won Best Director. She is an AFI Directing Workshop for Women 2021 Finalist and Alternate Fellow. She won the LA Comedy Film Fest pilot competition for 2018, was a semifinalist for Final Draft's Big Break competition and a 2018 Stowe Story Fellow for her screenplay THE COST OF DOING BUSINESS which was optioned in 2019.She has placed in Screencraft, Shore Scripts, the Austin Film Festival, and Script Pipeline. Heidi studied and performed at the Second City Chicago. She makes female focused dark comedies and values her privacy, but feel free to creep on her on the internet at www.heidiweitzer.com

Director's Statement:

'My Divorce Party' is my love letter to female friendships. This film is dedicated to that friend you always call first to share good news, who also happens to be the one call you make from jail. This is for the lifers, the ones who support your dreams, call you out on your shit, and push you to be better. Here's to the friends you ask to stand up and make a toast at your wedding... and the ones who are down to get fucked up when you file for divorce.

'My Divorce Party' is also about greed. Money can define you, ruin you, fracture your marriage, upend your relationships, or be your only way out. No matter how altruistic you think you are, it forces you to show your true colors. Money can create deep divides in any group, no matter how strong they think they are, and these women are no different. However, I want to be clear, this isn't a movie about the dissolution of a friendship. I want to show that each character's opinion is valid, and I plan on doing that by drastically shifting perspective and diving deep to enter each character's plot to spend the cash.

My intention as a filmmaker, especially in comedy, is not to just tell female-focused stories, it is to explore deeply human themes that happen to be played out by women. This cast will reflect the world we live in, the world I live in. Racial and physical diversity is at the core of making this film stand out among some of my favorite (although painstakingly skinny and white) female ensembles that have come before it. It's important to me that the film embraces and celebrates diversity and different sizes of female bodies.

"My Divorce Party" is my way of exploring something dark and uncomfortable through an honest and humorous lens. The road is always darkest before the dawn (or before the divorce papers are signed), but it'll all end up okay if your friends are by your side.

-Heidi Weitzer

EXECUTIVE PRODUCER, LEAD ACTRESS- DESIREE STAPLES:



DESIREE STAPLES BIO: A multifaceted actress, producer, and writer, Staples most recently wrote, produced, and starred in the comedy series pilot, THE INFLUENCERS which has screened at multiple festivals around the country and recently won Best Ensemble Cast at Santa Monica Webfest 2020. She also recently acted in and produced the short, IT'S WHAT SHE WOULD HAVE WANTED and feature film TAKE ME TO TARZANA, written and directed by Maceo Greenberg opposite Jonathan Bennett, and Maria Conchita Alonso. Desiree Staples also produced the 2020 Tribeca N.O.W. episodic short CIRCUS PERSON which was also programmed into the We Are One: A Global Film Festival partnered with Youtube for a global audience.

Staples recently appeared in guest star roles in the Bounce TV series: IN THE CUT, Issa Rae Presents' DUMPED, Addison Heimann's SWIPE UP, VIVIAN! and Clickhole's 500LB MAN which has over 15 million views. She is a proud Northwestern Alum & Co-President of Northwestern University's Entertainment Alliance of California NUEA West.

EXECUTIVE PRODUCER- SAM FOX:





SAM FOX BIO: Sam Fox was born on a farm at the top of Malibu's infamous Mulholland Hwy. Due to the farm's remote location, long moments of extreme boredom, and friends consisting mainly of farm animals,Sam developed a wild and untamed imagination. This led to a career in the arts. Over the last 15 years Sam has worked in all areas of filmmaking ranging from writing, production, directing and acting. In 2016 Sam developed her own production company Foxy Films asa means to explore her favorite genre, horror. In 2019 Sam produced CIRCUS PERSON which was selected to Tribeca's 2020 N.O.W showcase and world premiered as part of the We Are One: Global Film Festival partnered with YouTube. Sam resides in Venice Beach and while not entertaining, spends her time painting, surfing, sailing, watching psychedelic horror movies and going to the disco.

PRODUCER- ADRIENNE CHILDRESS:



ADRIENNE CHILDRESS BIO: Adrienne Childress, a Chicago native, is a producer and writer based in Los Angeles. Her recent credits include: CELESTIAL, a docu-branded piece on Eliza McNitt, creator of the VR experience SPHERES (Tribeca x Bulgari), as well as, ARE YOU STILL SINGING (Shatterbox), which premiered at Palm Springs International Shortsfest in 2018, KATE IN OXNARD (Best Short Film,Sun Valley Film Festival, Short of the Week), '85:THE UNTOLD STORY OF THE GREATEST TEAM IN PRO FOOTBALL HISTORY, a documentary about the 1985 Chicago Bears, executive produced by Otis Wilson.

From 2015-2019, Adrienne managed and oversaw production for the Directing Workshop for Women at the American Film Institute. This ignited her focus to specifically work with directors and creatives who have bee unable to have their voices heard in a biased industry. Prior to DWW, Adrienne worked as a coordinator in talent management. Most recently, she wrote and produced, GIRL CALLIN', as a part of Refinery 29's Shatterbox Anthology series which premiered this year at Palm Springs Shortsfest and is currently in post on the feature film, THE HATER.

PRODUCER/LINE PRODUCER- GEENAH KRISHT:



GEENAH KRISHT BIO: Geenah Krisht is a producer from Little Rock, Arkansas. For the last six years, she's freelanced in commercial, music video, short, and feature film production. Before that Geenah was an in-house producer for Dreamfly Productions where she developed, casted, and produced non-scripted television. In 2015, she won a Telly Award for producing THE FAME, a late-night-style talk show for the Dallas Cowboys. In 2017, Geenah was a production manager and producer on the feature film 1985, which premiered at SXSW and sold to Wolfe Releasing. In 2019, she produced Heidi Weitzer's 6-part series DARCY ON HOUSE ARREST which has screened at LA Comedy Film Festival, Chicago Comedy Film Festival, Portland Comedy Film Festival, and NYC Web Fest. Geenah has produced for clients such as Old Spice, Uber, ACLU, A$AP Ferg, Amine, 21 Savage, Dominic Fike and more. She's been a self-starter and skilled multi-tasker since her undergrad career at Southern Methodist University, where she earned degrees in both journalism and film and media arts. Geenah currently resides in Los Angeles and serves as Head of Production for Psycho Films.

DIRECTOR OF PHOTOGRAPHY- DIANA MATOS:



Diana Matos is a LatinX cinematographer of Nicaraguan and Puerto Rican descent. She has more than fifteen years of experience working on award-winning projects such as: A MOST VIOLENT YEAR, THE GOOD FIGHT, and HOMELAND. In 2019, her work was featured in both the Spirit Award winning SEE YOU YESTERDAY and the Golden Globe winning THE FAREWELL, for which she served as the New York Unit cinematographer. Later in 2019, Diana was selected to partake in the prestigious ASC mentoring program as one of the few candidates accepted. Her most recent narrative work, LOSER LEAVES TOWN, starring Jayden Toledo and Elliot Villar, is now available exclusively on HBO. Her work has screened at the following Oscar-qualifying festivals: Sundance Film Festival, Aspen Shorts Festival, New Orleans Film Festival, and New York International Children's Film Festival.

Take a look at our previous projects:


DARCY
ON HOUSE ARREST
CIRCUS PERSON
TAKE ME TO
TARZANA
ESCAPE THE JUNGLE
STORY

Darcy On House Arrest - Directed/Written by Heidi Weitzer, Produced by Geenah Krisht. Circus Person - Produced by Sam Fox & Desiree Staples. Take Me To Tarzana - Starring/Produced by Desiree Staples


It's What She Would Have Wanted - Trailer - 2020
from Desiraee staples
01:23
vimeo


GIRL CALLIN' Trailer
from tiffany johnson
GIRL CALLIN'
01:16
vimeo


Darcy on House Arrest - Episodic Series (Trailer)- Chicago C...
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Watch on YouTube

Trailers above include IT'S WHAT SHE WOULD HAVE WANTED, Executive Produced and Starring Desiree Staples, GIRL CALLIN' Produced and Written by Adrienne Childress, Line Produced by Geenah Krisht, and DARCY ON HOUSE ARREST, Produced by Geenah Krisht and Written/Directed by Heidi Weitzer.

We are Award Winning & Top-Tier Film Festival Selected Filmmakers!

This is a seasoned and highly experienced team in feature and independent filmmaking. Combined we have over 40 years of production experience! We've screened at Sundance, South by Southwest, Tribeca, Palm Springs, Aspen, Outfest, ITVFest, Nashville, and many others.

Our team has worked on a variety of projects including the Comedy Feature TAKE ME TO TARZANA that successfully funded on WeFunder last year, THE HATER, which is a Sundance writing workshop project, and 1985 which screened at South by Southwest.

We are very honored to be sharing and telling this female driven comedy. This is not your everyday cookie cutter comedy or rom-com. There need to be more stories being told by and about hilarious, bold, unapologetic, and unabashed women pushing the envelope - so we decided to tell this one ourselves!

This is a completely female founded and above-the-line team, and we are committed to make our cast/crew similarly as diverse and inclusive both behind and in front of the camera.We have a star studded team including Our Director of Photography, the incredible and renowned Diana Matos, who's work was featured in both the Spirit Award winning SEE YOU YESTERDAY and the Golden Globe winning THE FAREWELL for which she served as the New York Unit cinematographer.

We feel like during this Covid-era, more now than ever do we need funny, high-caliber professional content. The necessity of shooting with a lower budget and a small crew/team this year is creating a new age of independent filmmaking - and it is perfect for a film like ours which has a small cast and few locations. MY DIVORCE PARTY will be even more competitive being one of the few independent projects shooting in Spring of 2021.

Here are some of the festivals our team has been selected and/or screened at:



Heidi Weitzer, our Writer/Director/EP, has been selected, a finalist, or semi-finalist in these incredible industry programs and esteemed writing organizations:



Budget Plan of MY DIVORCE PARTY - The Movie:



BUDGET
Crew
Hero Cast, Supporting Roles, Background Talent
Locations, Offices, Trucking, Production Supplies
Camera, Lighting, Grip, and Sound Equipment
Production and Costume Design
Crafty/Catering
COVID-19 Compliance
Post Production
30%
15%
10%
10%
8%
6%
8%
13%

Why invest in MY DIVORCE PARTY - The Movie?

Statistics on the current film industry, our audience, and women-driven projects:

-34.5% of narrative features at Sundance over the past five years were made by women.

-Looking at the financial impact of films with female leads/co leads, Walt Disney Studios was the top performer, with more than $4 billion in receipts for 4 female led/co led films in 2019. Disney earned more than 4 times as much in box office revenue as Universal Pictures last year for their female-driven content.

-The remaining studios brought in between $400 million and $893 million for their female-led films.

-In 2019, 43 movies featured a female lead or co-lead. This is a 13-year high, yet this percentage is still below the female population per the U.S. Census (51%) and the percentage of tickets sold at the box office in North America to females (47%).

-Researchers looked at the top 350 grossing films between 2014 and 2017.

The correlation was true irrespective of how big the production budget was: films where female stars had top billing, made more money than those with male stars.


Films starring women outperform
Box office revenues for films (2014-2017), grouped according to production budget
Films with male leads
Films with female leads
$600m
$400m
$200m
0
<$10m
10m<30m
30m<50m
50m<100m
$100m+
Source: Shift7
BBC

The period included the animation TROLLS, with the lead character voiced by Anna Kendrick, Beauty and the Beast, starring Emma Watson, as well as CAPTAIN AMERICA: CIVIL WAR starring Chris Evans, and two films from the Star Wars series.

The research on behalf of the Creative Artists Agency (CAA) and innovation consultancy shift7, divided the films into five different categories based on how much they cost to make, starting with those that were made on a budget less than $10m (£8m) and up to those made for $100m or more.

They then looked at whether the top-listed performer was male or female. At every budget level, films with female leads performed better in worldwide box office averages.

Top-grossing 100 films:

-40% featured female protagonists. 43% featured male protagonists, and 17% had ensembles or a combination of male and female protagonists.

Of the indie films screening at U.S. festivals 2018-2019:

-The percentages of women working as directors, writers, producers, executive producers, and editors on independent films reached historic highs.

-Women comprised 33% of directors, 32% of writers, 37% of producers, 32% of executive producers, 29% of editors, and 16% of cinematographers.

-Female storytellers bring a unique point of view to their stories. Melissa Silverstein from Women and Hollywood observes, "Women tell stories differently. We have different life experiences and those experiences inform our stories and the lens with which we view the world."

In closing, make sure to join our **DIVORCE PARTY** *by investing and becoming a part of the team today!*


HOPE YOU'LL CELEBRATE OUR DIVORCE WITH US.
THANK YOU.
mydivorcepartyfilm@gmail.com

Investor Q&A

What does your company do? ⌄

Our company produces female driven independent feature films and is committed to inclusivity and underrepresented artists in front and behind the camera. We produce these films on a indie budget, with fantastic recognizable name talent, and the goal of releasing the films nationally and worldwide.

Where will your company be in 5 years? ⌄

We are looking to shoot this film in the Spring of 2021, with the plan of MY DIVORCE PARTY having it's film festival premiere debut in 2022, after post-production is completed. During MY DIVORCE PARTY'S festival circuit we would also ideally pair with a sales agent for national, international, and worldwide distribution. These projections cannot be guaranteed.

Why did you choose this idea? ⌄

We chose MY DIVORCE PARTY, because it is based on a true event, and the incredible theme that is friendship between women in a time of struggle. We also are extremely passionate in bringing this story to the screen as we feel like there's not enough content representing 30's aged young women and that stars a truly diverse female cast.

How far along are you? What's your biggest obstacle? ⌄

The script is complete, and we in the midst of pre-production. Our next biggest goal is Fundraising! For a script like this, the financial fundraising goal is between $150K-290k. I think the biggest obstacle is reaching that top-tier goal, which would be ideal for a film like this!

Who competes with you? What do you understand that they don't? ⌄

Our biggest competition is other independent filmmakers in the Indie market, but at the same time, we don't really view them as competition because so few filmmakers are creating comedic female-driven based content at this major level. We're looking to make the 2020 female-ensemble driven film, think BRIDESMAIDS but with a millenial, Gen-X, and 2020 twist! Due to the restrictions COVID has put on filmmaking in the past year there is going to be a need for content, especially female and diversity driven comedic content.

How will you make money? ⌄

We would make money by getting distribution for this hilarious feel-good movie theatrically, VOD, and on streaming platforms. During MY DIVORCE PARTY'S festival circuit we would also ideally pair with a sales agent for national, international, and worldwide distribution. These projections cannot be guaranteed.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We think the biggest risk is our company adapting to the curve of creating a film during the Covid-19 world we're in. Luckily, we're setting ourself up for success with our script with a small cast, crew, and few locations - and a team that is seasoned in filming in this new epidemic landscape. We have to have a successful fundraising campaign, successful Principal Photography, and be on the pulse of Covid-19 precautions in the indie film industry.

